UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Beneficient

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

08178Q101

(CUSIP Number)

Elizabeth C. Freeman

c/o GWG Wind Down Trust

PO Box 61209, 700 Smith St.

Houston, TX 77208-1209

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

N/A

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 08178Q101

1	NAME OF REPORTING PERSON. GWG Wind Down Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 169,701,487
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 169,701,487

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,701,487
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 72.4%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on a total of 234,543,727 shares of the Issuer’s Class A common stock, $0.001 per value, outstanding as of July 10, 2023 as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on July 13, 2023.

CUSIP No. 08178Q101

1	NAME OF REPORTING PERSON. Elizabeth C. Freeman, solely in her capacity as trustee of the GWG Wind Down Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 169,701,487
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 169,701,487

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,701,487
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 72.4%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on a total of 234,543,727 shares of the Issuer’s Class A common stock, $0.001 per value, outstanding as of July 10, 2023 as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on July 13, 2023.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D relates to the shares of Class A Common Stock, par value $0.001 per share (the “Common Stock”), of Beneficient (the “Issuer”) and amends that certain Schedule 13D jointly filed by GWG Wind Down Trust and Elizabeth C. Freeman (each, a “Reporting Person” and together, the “Reporting Persons”) on August 11, 2023. This Amendment No. 1 reflects corrections to the number of shares beneficially owned by the Reporting Persons. Certain terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Schedule 13D, as previously filed by the Reporting Persons. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 5 Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock of the Issuer are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of shares of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

GWG Wind Down Trust is the record holder of 169,701,487 shares of Common Stock, as is the sole trustee of GWG Wind Down Trust, and as such, Ms. Freeman may be deemed to have beneficial ownership of the securities directly held by GWG Wind Down Trust. Ms. Freeman disclaims beneficial ownership of such shares.

Note: This Item 5 corrects previously reported amounts. The changes reflected in this Amendment No. 1 to Schedule 13D represent a correction of such holdings and not changes resulting from any purchase, sale or other disposition by the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2023

GWG Wind Down Trust

/s/ Elizabeth C. Freeman
Elizabeth C. Freeman
Trustee

Elizabeth C. Freeman, solely in her capacity as Trustee and not in any individual capacity

/s/ Elizabeth C. Freeman
Elizabeth C. Freeman

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